SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Extraction Oil & Gas, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

30227M105
(CUSIP Number)

Benjamin Dell
Kimmeridge Energy Management Company, LLC
412 West 15th Street - 11th Floor
New York, NY 10011

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30227M105	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Kimmeridge Energy Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,799,080
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,799,080
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,799,080
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.31%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 30227M105	SCHEDULE 13D	Page 3 of 7 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, par value $0.01 per share (the “Shares”), of Extraction Oil & Gas, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 370 17th Street, Suite 5300, Denver, Colorado 80202.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed on behalf of Kimmeridge Energy Management Company, LLC (the “Reporting Person”), a Delaware limited liability company, which is the investment adviser to the parent company of Kimmeridge Chelsea, LLC (the “Kimmeridge Fund”). The Reporting Person is managed by a board of managers consisting of Benjamin Dell, Henry Makansi, Neil McMahon, Noam Lockshin and Alexander Inkster (each such manager, a “Kimmeridge Principal, and collectively, the “Kimmeridge Principals”). Benjamin Dell is the Managing Member of the Reporting Person.

Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of the securities reported herein.

(b)-(c)	The address of the business office of the Reporting Person and the Kimmeridge Principals is 412 West 15th Street - 11th Floor, New York, New York 10011. The principal business of the Reporting Person is to serve as the investment adviser to the parent company of the Kimmeridge Fund as well as other affiliated funds.

(d)-(e)	During the last five (5) years, neither the Reporting Person nor any Kimmeridge Principal has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a Delaware limited liability company. Benjamin Dell and Noam Lockshin are citizens of the United States. Henry Makansi is a citizen of the Netherlands. Neil McMahon and Alexander Inkster are citizens of the United Kingdom.

CUSIP No. 30227M105	SCHEDULE 13D	Page 4 of 7 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Kimmeridge Fund acquired the Shares reported in this Schedule 13D pursuant to the Plan (as defined in Item 4), as more fully described in Item 4. The aggregate cost to acquire the Shares held by the Kimmeridge Fund was approximately $210.4 million.

Item 4.	PURPOSE OF TRANSACTION

On June 14, 2020, the Issuer and certain of its wholly-owned subsidiaries (together with the Issuer, the “Debtors”) filed voluntary petitions for relief under chapter 11 of title 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). On December 23, 2020, the Debtors filed the Sixth Amended Joint Plan of Reorganization of Extraction Oil & Gas, Inc. and its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code (as amended, modified or supplemented from time to time, the “Plan”).

As described in the Current Report on Form 8-K filed by the Issuer with the Securities Exchange Commission on December 30, 2020, on December 23, 2020, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Plan. The Plan is attached to the Confirmation Order as Exhibit A.

January 20, 2021 was the effective date (“Effective Date”) of the Plan. As part of the transactions undertaken pursuant to the Plan, the Kimmeridge Fund received an aggregate of 9,779,080 Shares in connection with: (i) the exchange of the Issuer’s 7.375% Senior Notes due 2024 (the “2024 Notes”); (ii) the exchange of the Issuer’s 5.625% Senior Notes due 2026 (the “2026 Notes”) (together the “Notes”); (iii)  its participation in the Issuer’s rights offering, and related backstop obligations and fees; and (iv) certain unsecured creditors’ claims.

On the Effective Date, Benjamin Dell, the Managing Member of the Reporting Person, was appointed to the Issuer’s Board of Directors (the “Board”).

CUSIP No. 30227M105	SCHEDULE 13D	Page 5 of 7 Pages

The Reporting Person intends to communicate with the Issuer’s management and Board about a broad range of operational and strategic matters including, among other things, potential changes in the Issuer’s operations, management, organizational documents, the composition of the Board, ownership, capital or corporate structure, dividend policy, and strategy and plans of the Issuer and to communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the foregoing. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may include customary standstill provisions.

The Reporting Person intends to review the Kimmeridge Fund’s investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer’s financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to them, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, it may endeavor (i) to increase or decrease the Kimmeridge Fund’s position in the Issuer through, among other things, the purchase or sale of the Shares and/or other equity, debt, derivative securities or other instruments that are convertible into Shares, or are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the Shares or other Securities without affecting the Reporting Person’s beneficial ownership of the Shares or other Securities. In addition, the Reporting Person may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon 24,927,219 Shares outstanding as of the Effective Date as reported in the Issuer’s Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on January 20, 2021.

CUSIP No. 30227M105	SCHEDULE 13D	Page 6 of 7 Pages

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than as disclosed in Item 4, no transactions in the Shares have been effected by the Reporting Person during the past sixty (60) days.

(d)	No person other than the Reporting Person and the Kimmeridge Fund is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares held by the Kimmeridge Fund. The Kimmeridge Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Shares.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As of the Effective Date, the Issuer entered into a registration rights agreement with the consenting Note holders, including the Kimmeridge Fund, which is attached as Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on January 20, 2021, and is incorporated herein by reference.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between the Reporting Person and any other person or entity.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Registration Rights Agreement dated as of January 20, 2021, by and among the Issuer and the other parties signatory hereto (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Form 8-K filed with the SEC on January 20, 2021).

CUSIP No. 30227M105	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 28, 2021

KIMMERIDGE ENERGY MANAGEMENT COMPANY, LLC

By:	/s/ Benjamin Dell
Name: Benjamin Dell
Title: Managing Member